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                                                            EXHIBIT 1.A.(13)(aa)

                                  ENDORSEMENTS

                      (Only we can endorse this contract.)

                              BASIS OF COMPUTATION



MORTALITY TABLES DESCRIBED

     Except as we state in the next paragraph, (1) we base all net premiums and net values to which we refer in this contract on the Insured's issue age and sex and on the length of time since the contract date; (2) we use the Commissioners 1980 Standard Ordinary Non-Smokers Mortality Table; and (3) we use continuous functions based on age last birthday.

     For extended insurance, we base net premiums and net values on the Commissioners 1980 Non-Smokers Extended Term Insurance Table.


INTEREST RATE

     For all net premiums and net values to which we refer in this contract we use an effective rate of 4% a year.


EXCLUSIONS

     When we compute net values, tabular values, reduced paid-up insurance and extended insurance, we exclude the value of any supplementary benefits and any other extra benefits added by rider to this contract.


VALUES AFTER 20 CONTRACT YEARS

     Tabular values not shown on page 4 will be computed using the standard nonforfeiture method and the mortality tables and interest rate we describe above. We show the nonforfeiture factors in the contract data pages.


MINIMUM LEGAL VALUES

     The cash, loan and other values in this contract are at least as large as these set by law where it is delivered. Where required, we have given the insurance regulator a detailed statement of how we compute values and benefits.

The Prudential Insurance Company of America,

By  /s/  DOROTHY K. LIGHT
    --------------------------------
         Secretary

ORD 86185--88


                                     II-213